Richard L. Magee Senior Vice President, General Counsel and Secretary rick.magee@enproindustries.com
July 13, 2010
Via EDGAR
Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 4631Washington, D.C. 20549-4631
Re:	EnPro Industries, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 3, 2010 File No. 1-31225
Dear Mr. O’Brien:
          This letter responds to the comments provided by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter to EnPro Industries, Inc. (the “Company”) dated July 7, 2010. We have repeated your comments below in italics and have included our responses to each, as well as any additional disclosures that we propose to make in our future filings.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 15. Exhibits and Financial Statement Schedules, page 46
1.	We note your response to comment five in our letter dated May 21, 2010 and reissue this comment. In this regard, we note that Item 601(b)(10) does not permit exclusion of these exhibits or schedules. If you believe there is competitively sensitive information in the exhibits or schedules, you may file an application for confidential treatment pursuant to Rule 24b-2 under the Exchange Act, which sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under the Exchange Act. Please also refer to Staff Legal Bulletins No. 1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance’s views regarding the proper preparation of a request for confidential treatment.

5605 Carnegie Boulevard Charlotte NC 28209-4674 Phone 704 731 1523 Fax 704 731 1511 www.enproindustries.com

Terence O’Brien
U.S. Securities and Exchange Commission
July 13, 2010

     Company response:
     On July 6, 2010, the Company filed Amendment No.1 on Form 8-K/A to re-file the credit agreement referenced in the Staff’s comment to include the exhibits and schedules thereto. In accordance with guidance provided by the Staff in a telephone conference on June 29, 2010, the schedules as filed did not include specific bank account numbers or non-public taxpayer identification numbers.
Definitive Proxy Statement on Schedule 14A filed February 25, 2010 [March 31, 2010]
2.	We note your response to comment seven in our letter dated May 21, 2010 and reissue this comment in part. In this regard, please disclose in future filings where actual executive compensation amounts fall relative to benchmarked levels for each named executive officer and, to the extent amounts fall significantly above or below targeted amounts, please discuss the reasons for such variance. Please show us in your supplemental response what the revisions will look like.
     Company response:
     The Company undertakes in future filings to include disclosure responsive to the Staff’s comment to the extent that the Company’s compensation practices involve setting compensation targets relative to benchmark levels. For illustrative purposes, such disclosure applicable to the Company’s definitive proxy statement for its 2010 annual meeting of shareholders would be as set forth below.
     With respect to annual incentive compensation the following would replace the existing disclosure beginning on page 25 (additions are identified by underlining and, as indicated in our response letter dated June 18, 2010, the two right-hand columns would be added in the first table below):
“The 2009 goals that corresponded to the minimum, target and maximum bonus payout levels, and our actual 2009 performance and pay-out percentages with respect to each goal, are set out in the following table:

				Actual Performance
	Minimum	Target	Maximum	Amount	Pay-out %(2)
	(dollars in millions)
Adjusted Net Income(1)	$42.1	$52.6	$72.0	$42.6	52%
Free Cash Flow Before Asbestos and Taxes(1)	$92.9	$106.7	$128.5	$104.7	93%
Adjusted Return on Investment(1)	17.0%	20.9%	26.7%	17.7%	59%

(1)	Adjusted net income, free cash flow before asbestos and taxes, and adjusted return on investment are not financial measures under GAAP. Adjusted net income is calculated by adding the after-tax impact of asbestos-related expenses and any non-operating gains and losses to net income as determined under

Terence O’Brien
U.S. Securities and Exchange Commission
July 13, 2010

GAAP. Free cash flow before asbestos and taxes is equal to net cash provided by operating activities minus capital expenditures with the impact of asbestos-related expenses and taxes added back. Adjusted return on investment is earnings adjusted for interest, taxes, depreciation and amortization, and asbestos expenses, divided by the sum of average working capital plus average property, plant and equipment.

(2)	The pay-out percentages do not reflect the weighting for each performance measure, and accordingly the total pay-out percentage is the weighted average of the percentages shown.
“Our executive officers’ annual performance plan bonus opportunities ranged from 40% to 100% of their actual 2009 base salaries. The target bonuses, as percentages of base salary, for the named executive officers were as follows:

Target Bonus, as
Percentage of Salary
Macadam	100
Dries	60
Herold	55
Magee	55
Childress	50
McKinney	50
“Each executive officer’s minimum bonus was one half of his target bonus, his maximum bonus was twice the target amount and performance between any of the established goals yielded a proportional award.
“The committee set the target award levels for our named executive officers, other than Mr. Macadam, based on the results of the Pearl Meyer market studies and management recommendations. It set each named executive officer’s target award at or near the median for his position in the market study. The committee based the minimum and maximum award levels on information from Pearl Meyer about prevailing market practices in setting the range of annual bonus opportunity around an established target. Mr. Macadam’s employment agreement provides that the target award level for his annual incentive awards be set at 100% of his salary.
“We used our annual budget and strategic plans to set incentive target levels for our annual incentive compensation, taking into account anticipated sales and income growth. Our financial performance during 2009 reflected the general global economic decline, and payouts under the annual incentive plan were below target levels, as indicated in the table above. Based on our performance relative to our annual incentive plans’ performance goals, the committee awarded the named executive officers the bonuses reported in column (g) (see footnote 4) of the summary compensation table. Based on the weighting assigned to each of the performance goals, these annual bonuses equaled 70.46% of each named executive officer’s target bonus. Accordingly, the actual annual bonus paid to each of the named executive officers for whom target levels were set based

Terence O’Brien
U.S. Securities and Exchange Commission
July 13, 2010

in part on the Pearl Meyer market studies, was below the market median set forth in those studies.”
     With respect to long-term incentive compensation the following would replace the existing disclosure beginning on page 20 (additions are identified by underlining):
“For several years prior to 2009, we have granted long-term incentive performance (or, LTIP) awards, in overlapping three-year cycles, with one-half of the award consisting of performance shares and the other half payable in cash. Because the targets for our long-term incentive awards maturing in 2009 were established at the beginning of 2007 and did not contemplate the impact of the global economic recession, these awards resulted in a cash LTIP payment equal to 68.5% of each executive officer’s target cash award and performance shares equal to 77.5% of each executive officer’s target share award. As a result, the amount of long-term incentive compensation paid out to named executive officers receiving these awards was below the market median amount reflected in consultant studies used to set the target amount for these awards. Under the terms of his employment agreement, we granted Mr. Macadam a cash LTIP award with respect to the three-year 2007-2009 performance cycle. The 2007-2009 LTIP payment to Mr. Macadam was $555,645, or 68.5% of the targeted amount, which exceeded the final guaranteed payment specified in Mr. Macadam’s employment agreement.”
     Further, the following additional disclosure would appear at the end of the section appearing under the subheading “Long-Term Incentives” which begins on page 27:
“In 2007, we made long-term incentive awards for the 2007-2009 LTIP cycle under our LTIP to the named executive officers then employed by us. The committee established the performance goals and corresponding potential award levels at that time. Half of the target award to these executives consisted of performance shares and half of cash. The performance factors (and weightings) for the cash portion of these awards were free cash flow before asbestos and taxes (50%), return on capital (30%) and net cash flow for asbestos (20%). For the performance share portion of the awards, the performance factors (and weightings) were free cash flow before asbestos and taxes (40%) and return on capital (60%). Mr. Macadam joined our company in 2008 and accordingly was not eligible under the terms of our LTIP to receive any award of performance shares for the 2007-2009 performance cycle. Under the terms of his employment agreement, we granted Mr. Macadam a cash LTIP award with respect to the 2007-2009 performance cycle, with the same minimum, target and maximum performance levels used for the awards made to the other named executive officers for that performance cycle.
“The 2007-2009 cycle performance goals that corresponded to the minimum, target and maximum payout levels are set out in the following table, with different maximum payout levels for the cash and performance share portions of the awards, along with our actual performance during the 2007-2009 cycle and the resulting payout level as a percentage of target with respect to each performance goal:

Terence O’Brien
U.S. Securities and Exchange Commission
July 13, 2010

			Maximum		Actual Performance
	Minimum	Target	Cash	Performance Shares	Amount	Pay-out %(2)
	(dollars in millions)
Return on Capital (1)	50.1%	62.6%	81.4%	75.1%	55.7%	55.8%/72.3%
Free Cash Flow Before Asbestos and Taxes	$300.7	$375.9	$488.7	$451.1	$353.8	76.5%/85.3%
Net Cash Outflow for Asbestos	$117.6	$94.1	$72.4	N/A	$101.7	67.7%/N/A

(1)	Return on capital generally is calculated as cumulative adjusted net income divided by the average capital over the plan period. Capital is computed as shareholders’ equity plus debt less cash and cash equivalents.

(2)	The first payout percentage is with respect to the cash award and the second percentage is with respect to the performance share award. For cash awards, each participant would earn 20% of his target award for corporate performance at the threshold level and 100% of his target award for performance at the target level. For the performance share awards, each participant would earn 50% of the targeted number of shares for threshold performance and 100% for target performance. The pay-out percentages do not reflect the weighting for each performance measure, and accordingly the total pay-out percentage for each award is the weighted average of the percentages shown.
“At its February 2010 meeting, the committee certified performance at the levels set forth in the table above, which resulted in a cash LTIP payment equal to 68.5% of each executive officer’s target cash award and performance shares equal to 77.5% of each executive officer’s target share award. As a result, the amount of long-term incentive compensation paid out to named executive officers receiving these awards was below the market median amount reflected in consultant studies used to set the target amount for these awards in 2007. The performance goals set in 2007 did not contemplate the impact of the global economic recession, which significantly affected performance measured over the three-year performance cycle. In addition, net cash flow for asbestos for the period exceeded the target amount.”
3.	We note your response to comment eight in our letter dated May 21, 2010 and reissue this comment. In this regard, we note that the disclosure referenced in your response does not explain the correlation between performance under the plans and payouts actually made to your named executive officers. Please show us in your supplemental response what the revisions will look like.
     Company response:
     The Company undertakes in future filings to include disclosure responsive to the Staff’s comment. An illustration of such additional disclosures is included in the additional disclosures described in response to comment number 2 above.
*      *      *

Terence O’Brien
U.S. Securities and Exchange Commission
July 13, 2010

     If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (704) 731-1523.

Sincerely, /s/ Richard L. Magee Richard L. Magee Senior Vice President, General Counsel and Secretary